SUBSCRIPTION AGREEMENT
(Pfizer)

pSivida Limited
400 Pleasant Street
Watertown MA 02472

Gentlemen:

The undersigned (the “Investor”) hereby confirms its agreement with you as follows:

1. This Subscription Agreement, including the Terms and Conditions For Purchase of Units attached hereto as Annex I (collectively, this “Agreement”) is made as of the date set forth below between pSivida Limited, an Australian company existing pursuant to the Australian Corporations Act 2001 (the “Company”), and the Investor.

2. The Company has authorized the sale and issuance to certain investors of up to an aggregate of 14,402,000 units (the “Units”), each Unit consisting of (i) one American Depositary Share (an “ADS”, collectively the “ADSs”), with each ADS representing ten (10) ordinary shares, no par value, of the Company (the “Ordinary Shares”) and (ii) one warrant (the “Warrant”, collectively the “Warrants”) to purchase 0.4 ADSs, subject to adjustment by the Company’s Board of Directors, or a committee thereof, for a purchase price of $1.25 per Unit (the “Purchase Price”). The ADSs will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement, dated January 24, 2005 (the “Deposit Agreement”) among the Company, Citibank, N.A., as depositary (the “Depositary”) and the holders and beneficial owners from time to time of the ADRs. The ADSs issuable upon the exercise of the Warrants are referred to herein as the “Warrant ADSs.” The Warrant ADSs, together with the ADSs and the Warrants, are referred to herein as the “Securities.”

3. The offering and sale of the Units (the “Offering”) are being made pursuant to (1) an effective Registration Statement on Form F-3 (File No. 333-141091) (including the Prospectus, dated March 6, 2007 contained therein (the “Base Prospectus”), the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”), (2) if applicable, certain “free writing prospectuses” (as that term is defined in Rule 405 under the Securities Act of 1933, as amended), that have been or will be filed with the Commission and delivered to the Investor on or prior to the date hereof, (3) the Preliminary Prospectus Supplement, dated the date hereof (the “Preliminary Prospectus”), that has been delivered to the Investor and (4) the Final Prospectus Supplement (the “Final Prospectus” and together with the Preliminary Prospectus, the “Prospectus Supplement”; the Base Prospectus and the Prospectus Supplement are hereinafter referred to together as the “Prospectus”), containing certain supplemental information regarding the Securities and terms of the Offering that will be filed with the Commission and delivered to the Investor (or made available to the Investor by the filing by the Company of an electronic version thereof with the Commission).

4. The Investor will purchase from the Company, and the Company will issue and sell to the Investor, the number of Units set forth below for the aggregate purchase price set forth below. The Units shall be purchased pursuant to the Terms and Conditions for Purchase of Units attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein. The Investor acknowledges that the Offering is not being underwritten by the placement agents named in the Prospectus Supplement (the “Placement Agents”) and that there is no minimum offering amount.

5. The manner of settlement of the ADSs purchased by the Investor shall be determined by such Investor as follows (check one):

[____]	A.
Delivery by crediting the account of the Investor's prime broker (as specified by the Investor on Exhibit A annexed hereto) with the Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian ("DWAC") system, whereby the Investor's prime broker shall initiate a DWAC transaction on the Closing Date using its DTC participant identification number and released by Citibank, N.A., the Company’s Depositary (the “Depositary”) upon confirmation by the Custodian to the Depositary that a deposit of Ordinary Shares has been made pursuant to the Deposit Agreement, at the Company's direction. NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:

(I)	DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE ADSs ARE MAINTAINED TO SET UP A DWAC INSTRUCTING THE DEPOSITARY TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE ADSs, AND

(II)	REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE UNITS BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

JPMorgan Chase Bank, N.A.
ABA # 021000021
Account Name: pSivida Limited
Account Number: 304950661

- OR -

[____]	B.
Delivery versus payment (“DVP”) through DTC (i.e., the Company shall deliver ADSs registered in the Investor’s name and address as set forth below and released by the Depositary to the Investor through DTC at the Closing directly to the account(s) at Cowen and Company, LLC, as representative of the Placement Agents (“Cowen”), identified by the Investor and simultaneously therewith payment shall be made by Cowen by wire transfer to the Company). NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:

(I)	NOTIFY COWEN OF THE ACCOUNT OR ACCOUNTS AT COWEN TO BE CREDITED WITH THE ADSs BEING PURCHASED BY SUCH INVESTOR, AND

(II)
CONFIRM THAT THE ACCOUNT OR ACCOUNTS AT COWEN TO BE CREDITED WITH THE ADSs BEING PURCHASED BY THE INVESTOR HAVE A MINIMUM BALANCE EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE UNITS BEING PURCHASED BY THE INVESTOR.

IT IS THE INVESTOR’S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER OR CONFIRM THE PROPER ACCOUNT BALANCE IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC OR DVP IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE UNITS OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE ADSs AND WARRANTS MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.

6. The executed Warrant shall be delivered in accordance with the terms thereof.

7. The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) it is not a NASD member or an Associated Person (as such term is defined under the NASD Membership and Registration Rules Section 1011) as of the Closing, and (c) neither the Investor nor any group of Investors (as identified in a public filing made with the Commission) of which the Investor is a part in connection with the Offering, acquired, or obtained the right to acquire, 20% or more of the Ordinary Shares (or securities convertible into or exercisable for Ordinary Shares) or the voting power of the Company on a post-transaction basis. Exceptions:
______________________________________________________________________________________________________
(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)

8. The Investor represents that it has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the Base Prospectus, the documents incorporated by reference therein, the Preliminary Prospectus and any free writing prospectus (collectively, the “Disclosure Package”), prior to or in connection with the receipt of this Agreement. The Investor acknowledges that, prior to the delivery of this Agreement to the Company, the Investor will receive certain additional information regarding the Offering, including pricing information (collectively, the “Offering Information”). The Offering Information may be provided to the Investor by any means permitted under the Act, including in the Final Prospectus, a free writing prospectus or oral communications.

9. No offer by the Investor to buy Units will be accepted and no part of the Purchase Price will be delivered to the Company until the Investor has received the Offering Information and the Company has accepted such offer by countersigning a copy of this Agreement, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to the Company’s (or the Placement Agents’ on behalf of the Company) sending (orally, in writing or by electronic mail) notice of its acceptance of such offer. An indication of interest will involve no obligation or commitment of any kind until the Investor has been delivered the Offering Information and this Agreement has been accepted and countersigned by or on behalf of the Company.

[Signature page follows]

Number of Units:5,200,000

Purchase Price Per Unit: $1.25

Aggregate Purchase Price: $6,500,000

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: June 30, 2007

Pfizer Inc.
INVESTOR

By:	/s/Mark J. Cooper
Print Name: Mark J. Cooper
Title: Attorney-in-Fact
Address: 235 East 42nd St., New York, NY 10017

Agreed and Accepted
this 30th day of June, 2007:

PSIVIDA LIMITED

By: /s/ Lori Freedman
Name: Lori Freedman Title: Vice President, Corporate Affairs, General Counsel and Secretary

ANNEX I

TERMS AND CONDITIONS FOR PURCHASE OF UNITS

1. Authorization and Sale of the Units. Subject to the terms and conditions of these Terms and Conditions for Purchase of Units and the Agreement (this “Agreement”) to which these Terms and Conditions for Purchase of Units are attached as Annex I, the Company has authorized the sale of the Units.

2. Agreement to Sell and Purchase the ADSs; Placement Agents.

2.1 At the Closing (as defined in Section 3.1), the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Units set forth on the last page of this Agreement (the “Signature Page”) for the aggregate purchase price therefor set forth on the Signature Page. Capitalized terms not otherwise defined in this Annex I have the respective meanings ascribed to them in this Agreement.

2.2 The Investor acknowledges that the Company has agreed to pay Cowen and Company, LLC (“Cowen”) and JMP Securities, LLC (“JMP”, and together with Cowen, the “Placement Agents”) a fee (the “Placement Fee”) in respect of the sale of Units to the investors. Cowen is acting as representative of the Placement Agents, and in such capacity is hereinafter referred to as the “Representative.”

2.3 The Company proposes to enter into substantially this same form of Subscription Agreement with certain other investors (the “Other Investors”) and expects to complete sales of Units to them; provided, however, that the Other Investors shall close their purchases prior to the Investor. The Investor and the Other Investors are hereinafter sometimes collectively referred to as the “Investors,” and this Agreement and the Subscription Agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the “Agreements.”

2.4 The Company has entered into a Placement Agent Agreement, dated as of June  29, 2007 (the “Placement Agreement”), with the Placement Agents that contains certain representations, warranties, covenants and agreements of the Company that may be relied upon by the Investor, which the Company agrees shall be a third party beneficiary thereof.

3. Closings and Delivery of the Units and Funds.

3.1 Closing. The completion of the purchase and sale of the Units (the “Closing”) shall occur at a place and time (the “Closing Date”) to be specified by the Company and the Representative, and of which the Investors will be notified in advance by the Representative, in accordance with Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Prior to and not later than 9:00 a.m., Melbourne, Australia time, on the Closing, (a) the Company shall deliver to A.N.Z. Nominees Ltd., having its principal office at 25, 530 Collins Street, GPO Box 2842, Melbourne, Victoria 3000, Australia, as the custodian for the purposes of the Deposit Agreement (the “Custodian”), the Ordinary Shares to be represented by the ADSs comprising the Units in accordance with the Deposit Agreement, as well as confirmation by the Custodian to the Depositary of such delivery, (b) the Company shall pay by wire transfer to the Depositary’s account the ADS issuance fee of $0.04 per ADS to be issued, together with all applicable taxes and expenses otherwise payable under the terms of the Deposit Agreement for the deposit of Ordinary Shares and issuance of ADSs (including, without limitation, confirmation that any Australian stock transfer taxes in respect of such deposit (if any) have been paid by the Company), (c) the Company shall instruct the Depositary to issue to the Investor the number of ADSs set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor, (d) the Company shall cause to be delivered to the Investor a Warrant to purchase a number of whole Warrant ADSs determined by multiplying the number of ADSs (and Units) set forth on the signature page by 0.40 and rounding down to the nearest whole number and deliver to the Investor the ADR evidencing the aggregate number of Units purchased by such Investor and (e) the aggregate purchase price for the Units being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

3.2 Conditions to the Company’s Obligations. (a) The Company’s obligation to issue and sell the Units to the Investor shall be subject to: (i) the receipt by the Company of the purchase price for the Units being purchased hereunder as set forth on the Signature Page and (ii) the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

(b) Conditions to the Investor’s Obligations. Capitalized terms used in this Section 3.2(b) but not otherwise defined in this Annex I or the Agreement have the respective meanings ascribed to them in the Collaborative Research and License Agreement (the “Investor Agreement”) dated as of April 3, 2007 among the Company, pSivida, Inc. and the Investor. For purposes of clauses (iv) through (x) below, “Company” includes pSivida, Inc. The Investor’s obligation to purchase the Units is subject to the following conditions precedent:

(i) the representations and warranties made by the Company in the Placement Agreement shall have been accurate as of the Closing Date;

(ii) the undertakings of the Company to be fulfilled prior to the Closing Date, including without limitation those contained in the Placement Agreement, shall have been fulfilled;

(iii) the Placement Agents shall not have terminated the Placement Agreement pursuant to the terms thereof or determined that the conditions to the closing in the Placement Agreement have not been satisfied;

(iv) the Company has received funding after the date of the Investor Agreement from Third Party Investors in an amount equal to at least US$15 million in aggregate gross proceeds; provided that amounts actually received by the Company pursuant to other subscription agreements entered into on or about the date hereof shall be included in calculating such threshhold amount;

(v) the Company and the Investor shall have each executed and delivered the Security Agreement, and such Security Agreement shall be in full force and effect as of the Closing Date, and a UCC-1 with respect to the Collateral has been duly filed with the Secretary of State of the State of Delaware;

(vi) the representations and warranties of the Company contained in the Investor Agreement shall be true and correct in all material respects as of the dates as of which they are made;

(vii) the Company shall have performed or complied in all material respects with all agreements and covenants required by the Investor Agreement to be performed or complied with by it on or prior to the Closing Date;

(viii) the Company shall have substantially fulfilled its obligations under Section 5.8 of the Investor Agreement; and

(ix) the Investor shall have received a certificate from Dr. Paul Ashton on the Closing Date certifying compliance with the foregoing clauses (i)-(viii) (in the event that Dr. Paul Ashton is unavailable, the General Counsel or Chief Financial Officer shall certify as to the Company’s compliance with clauses (i)-(viii) above).

Except as specifically set forth above in this Section 3.2(b), the Investor’s obligations are expressly not conditioned on the purchase by any or all of the Other Investors of the Units that they have agreed to purchase from the Company.

3.3 Delivery of Funds.

(a) DWAC Delivery. If the Investor elects to settle the ADSs purchased by such Investor through DTC’s Deposit/Withdrawal at Custodian (“DWAC”) delivery system, no later than one (1) business day prior to the Investor's Closing Date, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Units being purchased by the Investor to the following account designated by the Company and the Representative pursuant to the terms of that certain Escrow Agreement (the “Escrow Agreement”), dated as of June 29, 2007, by and among the Company, the Placement Agents and JPMorgan Chase Bank, N.A. (the “Escrow Agent”):

JPMorgan Chase Bank, N.A.
ABA # 021000021
Account Name: pSivida Limited
Account Number: 304950661

Such funds shall be held in escrow until the Closing and delivered by the Escrow Agent on behalf of the Investors to the Company upon the satisfaction, in the sole judgment of the Representative, of the conditions set forth in Section 3.2(b) hereof. The Placement Agents shall have no rights in or to any of the escrowed funds, unless the Placement Agents and the Escrow Agent are notified in writing by the Company in connection with the Closing that a portion of the escrowed funds shall be applied to the Placement Fee. The Company and the Investor agree to indemnify and hold the Escrow Agent harmless from and against any and all losses, costs, damages, expenses and claims (including, without limitation, court costs and reasonable attorneys fees) (“Losses”) arising under this Section 3.3 or otherwise with respect to the funds held in escrow pursuant hereto or arising under the Escrow Agreement, unless it is finally determined that such Losses resulted directly from the willful misconduct or gross negligence of the Escrow Agent. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(b) Delivery Versus Payment through The Depository Trust Company. If the Investor elects to settle the ADSs purchased by such Investor by delivery versus payment through DTC, no later than one (1) business day prior to the Investor's Closing Date, the Investor shall confirm that the account or accounts at the Representative to be credited with the ADSs being purchased by the Investor have a minimum balance equal to the aggregate purchase price for the Units being purchased by the Investor.

3.4 Delivery of ADSs.

(a) DWAC Delivery. If the Investor elects to settle the ADSs purchased by such Investor through DTC’s Deposit/Withdrawal at Custodian (“DWAC”) delivery system, no later than one (1) business day prior to the Investor's Closing Date, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the ADSs being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a DWAC instructing Citibank, N.A., the Company’s Depositary, to credit such account or accounts with the ADSs. Such DWAC instruction shall indicate the settlement date for the deposit of the ADSs, which date shall be provided to the Investor by the Placement Agents. Simultaneously with the delivery to the Company by the Escrow Agent of the funds held in escrow pursuant to Section 3.3 above, the Company shall direct its Depositary to credit the Investor’s account or accounts with the ADSs pursuant to the information contained in the DWAC.

(b) Delivery Versus Payment through The Depository Trust Company. If the Investor elects to settle the ADSs purchased by such Investor by delivery versus payment through DTC, no later than one (1) business day prior to the Investor's Closing Date, the Investor shall notify the Representative of the account or accounts at the Representative to be credited with the ADSs being purchased by such Investor. On the Closing Date, the Company shall deliver the ADSs to the Investor through DTC directly to the account or accounts at the Representative identified by Investor and simultaneously therewith payment shall be made by the Representative by wire transfer to the Company.

4. Representations, Warranties and Covenants of the Investor; Waiver.

The Investor acknowledges, represents and warrants to, and agrees with, the Company and the Placement Agents that:

4.1 The Investor (a) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in securities presenting an investment decision like that involved in the purchase of the Units, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Units, (b) has answered all questions on the Signature Page and the Investor Questionnaire attached hereto as Exhibit A for use in preparation of the Final Prospectus and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date and (c) in connection with its decision to purchase the number of Units set forth on the Signature Page, has received and is relying solely upon (i) the Disclosure Package and the documents incorporated by reference therein and (ii) the Offering Information.

4.2 (a) No action has been or will be taken in any jurisdiction outside the United States by the Company or the Placement Agents that would permit an offering of the Units, or possession or distribution of offering materials in connection with the issue of the Securities in any jurisdiction outside the United States where action for that purpose is required, (b) if the Investor is outside the United States, it will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Securities or has in its possession or distributes any offering material, in all cases at its own expense and (c) the Placement Agents are not authorized to make and have not made any representation, disclosure or use of any information in connection with the issue, placement, purchase and sale of the Units, except as set forth or incorporated by reference in the Prospectus or the Offering Information.

4.3 (a) The Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as to the enforceability of any rights to indemnification or contribution that may be violative of the public policy underlying any law, rule or regulation (including any U.S. federal or state securities law, rule or regulation).

4.4 The Investor understands that nothing in this Agreement, the Disclosure Package, the Prospectus or any other materials presented to the Investor in connection with the purchase and sale of the Units constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Units.

4.5 Since the date on which either the Company or the Placement Agents first contacted such Investor about the Offering, the Investor has not engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined below) involving the Company’s securities). Each Investor covenants that it will not engage in any transactions in the securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Each Investor agrees that it will not use any of the Units acquired pursuant to this Agreement to cover any short position in the Ordinary Shares if doing so would be in violation of applicable securities laws. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sales contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

4.6 The acquisition of the Units and the acquisition of ADSs following exercise of the Warrants will not require the Investor to seek prior approval of the Foreign Investment Review Board under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth).

4.7 (a) The acquisition of the Units and the acquisition of ADSs following exercise of the Warrants will not involve the acquisition of a relevant interest in Ordinary Shares which causes the voting power in the Company of the Investor or an associate (as defined in the Corporations Act 2001 (Cth)) of the Investor to exceed 20% or to increase from a starting point that is above 20% and below 90%.

(b) The Investor understands that if, as a result of any transaction contemplated by this Agreement, the Investor will acquire a relevant interest in Ordinary Shares which causes the voting power in the Company of the Investor or an associate (as defined in the Corporations Act 2001 (Cth)) of the Investor to exceed 20% or to increase from a starting point that is above 20% and below 90%, and there is no relevant exception to the acquisition under the Corporations Act, the Investor may not acquire the relevant ADSs unless permitted under s611 of the Corporations Act.

4.8 The Investor and the Company agree that, subject to satisfaction (or waiver in Investor’s sole discretion) of the conditions herein, the payment of funds and delivery of the Securities will take place on or about July 13, 2007. This agreement constitutes an express agreement of the parties at the time of the transaction within the meaning of Rule 15c6-1 under the Exchange Act.

5. Survival of Representations, Warranties and Agreements; Third Party Beneficiary. Notwithstanding any investigation made by any party to this Agreement or by the Placement Agent, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Units being purchased and the payment therefor. The Placement Agents shall be a third party beneficiary with respect to the representations, warranties and agreements of the Investor in Section 4 hereof.

6. Notices. All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electric confirmation of receipt and will be delivered and addressed as follows:

(a) if to the Company, to:

pSivida Limited
400 Pleasant Street
Watertown MA 02472
Attention: Lori H. Freedman, Esq., Vice President, Corporate Affairs, General Counsel and Secretary
Facsimile: (617) 926-5050

with copy (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Attention: Christopher Austin, Esq.
Facsimile: (617) 235-0449

(b) if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

7. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

8. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

9. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

10. Governing Law. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Final Prospectus (or the filing by the Company of an electronic version thereof with the Commission).

12. Confirmation of Sale. The Investor acknowledges and agrees that such Investor’s receipt of the Company’s counterpart to this Agreement, together with the Final Prospectus (or the filing by the Company of an electronic version thereof with the Commission), shall constitute written confirmation of the Company’s sale of Units to such Investor.

13. Press Release. The Company and the Investor agree that the Company shall issue a press release announcing the Offering prior to the opening of the financial markets in New York City on the business day immediately after the date hereof.

14. Termination. In the event that the Placement Agreement is terminated by the Placement Agents pursuant to the terms thereof, this Agreement shall terminate without any further action on the part of the parties hereto.